Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the inclusion in the Registration Statement on Form S-1 of 35, LLC (a development stage company) of our report dated October 14, 2008, on our audit of the balance sheet of 35, LLC as of September 30, 2008, and the related statements of operations, changes in member’s capital, and cash flows for the period from May 7, 2008 (date of inception) through September 30, 2008.

Our report, dated October 14, 2008, contains an explanatory paragraph that states that 35, LLC has not generated revenue or positive cash flows from operations to date and has an accumulated deficit at September 30, 2008. These conditions raise substantial doubt about the LLC’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN PLLC

Seattle, Washington

October 23, 2008